ENERGOUS CORP.

3590 North First Street, Suite 210

San Jose, CA 95134

August 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Joshua Shainess

Re:	Energous Corp. Registration Statement on Form S-3 (File No. 333-226739) filed August 9, 2018.

Requested Date: August 17, 2018

Requested Time: 12:00 PM Eastern Time

Ladies and Gentlemen:

Energous Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Horace Nash or Caroline Wells, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Nash at (650) 335-7934 or, in his absence, to Ms. Wells at (650) 335-7226.

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Sincerely,

ENERGOUS CORP.

By:	/s/ Brian Sereda
Brian Sereda Chief Financial Officer

cc:	Stephen Rizzone, Chief Executive Officer
Energous Corp.

Horace Nash, Esq.
Caroline Wells, Esq.
Fenwick & West LLP